SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                 SCHEDULE 13G**

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*

                               Bonded Motors, Inc.
                                 (Name of Issuer)

                                  Common Stock
                          (Title of Class of Securities)

                                    97894109
                                  (CUSIP Number)

                                December 31, 1999
             (Date of Event which Requires Filing of this Statement)

     Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

     /X/  Rule 13d-1(b)
     / /  Rule 13d-1(c)
     / /  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 216,300 shares, which constitutes approximately 7.1% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 3,067,140 shares outstanding.

CUSIP No. 97894109

1.   Name of Reporting Person:

     Corbin & Company (Tax ID:  75-2421966)

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) / /

                                                        (b) / /

3.   SEC Use Only


4.   Citizenship or Place of Organization: Texas


               5.   Sole Voting Power: -0-
Number of
Shares
Beneficially   6.   Shared Voting Power: 216,300  (1)
Owned By
Each
Reporting      7.   Sole Dispositive Power: -0-
Person
With
               8.   Shared Dispositive Power: 216,300 (1)

9.   Aggregate Amount Beneficially Owned by Each Reporting Person:

     216,300

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares:
                                                            / /


11.  Percent of Class Represented by Amount in Row (9): 7.1%


12.  Type of Reporting Person: IA

---------------
(1) Power is exercised through its Chairman, President and Chief Investment Officer, David A. Corbin.

     Pursuant  to  Rule  13d-2(b) of Regulation 13D-G of the General  Rules  and
Regulations under the Act, the undersigned hereby amends its Schedule 13G Statement dated November 5, 1998, as amended by Amendment No. 1 dated February 10, 1999 (the "Schedule 13G"), relating to the Common Stock, no par value (the "Stock"), of Bonded Motors, Inc. (the "Issuer").

Item 4.   Ownership.

     Item 4 is hereby amended and restated in its entirety to read as follows:

     (a) - (b)

     Reporting Person

     Pursuant to Rule 13d-3(a), the Reporting Person is the beneficial owner of 216,300 shares of the Stock, which constitutes approximately 7.1% of the outstanding shares of Stock.

     Controlling Person

     Because of his position as Chairman, President and Chief Investment Officer of Corbin & Co., Corbin may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 216,300 shares of the Stock, which constitutes approximately 7.1% of the outstanding shares of the Stock.

     To the best knowledge of the Reporting Person, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (c)

     Reporting Person

     The Reporting Person has the shared power to vote or to direct the vote and to dispose or to direct the disposition of an aggregate of 216,300 shares of the Stock.

     Controlling Person

     As Chairman, President and Chief Investment Officer of Corbin & Co., Corbin has the shared power to vote or to direct the vote and to dispose or to direct the disposition of 216,300 shares of the Stock.

Item 10.  Certification.

     Item 10 is hereby amended and restated in its entirety as follows:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     DATED:     February 11, 2000



                         Corbin & Company


                              By: /s/ Barbara E. Shields
                              Vice President for Client Relations
                               and Legal Affairs